EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
		(Restated)	(Restated)	(Restated)	(Restated)
Income from continuing operations before income taxes (a)	$744,235	$198,345	$285,345	$1,643,243	$1,446,865
Fixed charges:
Interest Expense (b)	462,307	416,044	383,785	264,418	183,128
Capitalized Interest	9,805	18,625	32,409	30,071	2,624
Interest factor portion of rentals (c)	80,576	64,822	63,043	47,198	43,211

Total fixed charges	552,688	499,491	479,237	341,687	228,963
Less: Capitalized Interest	(9,805)	(18,625)	(32,409)	(30,071)	(2,624)
Earnings before income taxes and fixed charges	$1,287,118	$679,211	$732,173	$1,954,859	$1,673,204

Ratio of earnings to fixed charges	2.33	1.36	1.53	5.72	7.31

(a)	Income from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned entities.
(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs (not net of interest income).
(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.